Exhibit 23








Independent Auditors' Consent


The Board of Directors
SMTEK International, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-02969 and 333-31349) on Form S-3 of SMTEK International, Inc. and the registration statements (Nos. 333-74400, 333-08689, 333-72139, 333-44612,
333-49954 and 333-49956) on Form S-8 of our report dated August 16, 2002, except for the third paragraph of note 5 to the consolidated financial statements which is as of September 25, 2002, with respect to the consolidated balance sheets of SMTEK International, Inc. and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income (loss) for each of the years in the three-year period ended June 30, 2002, which report appears in the June 30, 2002 annual report on Form 10-K of SMTEK International, Inc.

Los Angeles, California
September 25, 2002



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